November 10, 2004

New Pool Oil Discovery in Southwest Saskatchewan

DYNAMIC OIL & GAS, INC. is pleased to announce a new oil discovery in Southwest Saskatchewan. In the early half of October, we made a new-pool oil discovery in the Bailey area of S.W. Saskatchewan. The 4-21 well tested heavy-gravity crude from the Basal Mannville formation and has been in production for over three weeks. Daily production rates have averaged approximately 240 bbl/d with a solids and water measurement (BS&W) of 1.5% and a gravity/density measurement (API) of 130. Although future rates cannot be predicted at this time, the well is equipped for sustained daily production in the range of 75-100 bbl/d.

Drilling operations on our second well at Bailey have just been completed and the well has been cased. Testing operations will be conducted over the next ten days.

Dynamic is operator for the Bailey project and has a 100% interest in the two wells and 40-acre spacing unit subject to a sliding-scale gross overriding royalty of 5-15% before payout, converting to a 60% working interest after payout. The wells earn a 60% working interest in four full sections of land with the right to earn four more sections of land by drilling two more earning wells.

We plan to drill four more wells in the next month. Two of these will be earning wells and two will be development step-out wells. At this time, we have no indication of pool size beyond the present discovery well or how much of the pool might lie on earned lands. However, if results from the first six wells are promising, an additional five development wells on 40-acre spacing could be drilled by year-end. Development would continue into 2005-Q1 or until the pool is fully delineated.

The nearest heavy-oil producer with similar characteristics to the Bailey area is four kilometers (2.5 miles) to the west in the Mantario East Pool. Mantario East was discovered in 1995 and to date has produced more than 3,000,000 barrels of oil from thirty-six wells in a pool size of approximately 800 acres. The pool size at Bailey has not been determined.

DYNAMIC OIL & GAS, INC. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in producing and early-stage exploration properties in central Alberta, southwestern Saskatchewan, and southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE ABOVE-MENTIONED TYPICAL DAILY PRODUCTION RATES AND POOL SIZES WILL BE REALIZED BY THE COMPANY; DRILLIING, UPGRADES AND TIE-INS WILL OCCUR AS ANTICIPATED; AND TEST RESULTS OF NEW WELLS WILL SUPPORT FURTHER DEVELOPMENT. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004 AND AS AMENDED ON MAY 20, 2004."

Dynamic Oil & Gas, Inc.   Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550   Toll free: 1-800/663-8072   Fax: 604/214-0551   E-mail: infodynamic@dynamicoil.com   Website: www.dynamicoil.com